UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

This Report includes the following documents:
1. A press release from Pearson plc announcing Statement re the Libyan Investment Authority

Press Release
1 March 2011

STATEMENT REGARDING THE LIBYAN INVESTMENT AUTHORITY

Pearson plc announced on 7 June 2010 that it had received notification that the Libyan Investment Authority (LIA) had acquired 24,431,000 ordinary shares in the company.  On further investigation, Pearson has reasonable cause to believe that the LIA may have acquired an additional 2,141,179 shares resulting in a total interest in 26,572,179 shares.  This represents 3.27% of the company's issued share capital.

Pearson has reviewed the United Nations Security Council Resolution 1970 (2011), and The Libya (Financial Sanctions) Order 2011 (SI 2011 No. 548) in the United Kingdom (the "Order").

Having taken legal advice regarding its obligations under the Order, Pearson considers that the ordinary shares in the company which are held by or on behalf of the LIA are subject to the Order and are therefore effectively frozen.  As a result, Pearson has today informed the LIA and its nominees that Pearson will not register any transfer or pay any dividend in respect of the shares until further notice.

ENDS

For more information:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith                 +44 (0)20 7010 2310

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 1 March, 2011

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary